Exhibit 99.3

Benjamin Heikali (SBN 307466)

FARUQI & FARUQI, LLP

10866 Wilshire Boulevard, Suite 1470

Los Angeles, CA 90024

Telephone: (424) 256-2884

Facsimile: (424) 256-2885

E-mail: bheikali@faruqilaw.com

Attorneys for Plaintiff

[Additional counsel on signature page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

TED SHARPENTER, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

v.

GIGAMON INC., COREY M. MULLOY, PAUL A. HOOPER, ARTHUR W. COVIELLO, JR., TED C. HO, JOHN H. KISPERT, PAUL MILBURY, MICHAEL C. RUETTGERS, ROBERT E. SWITZ, JOAN DEMPSEY, DARIO ZAMARIAN, GINSBERG HOLDCO, INC., GINSBERG MERGER SUB, INC., ELLIOTT ASSOCIATES, L.P., and ELLIOTT MANAGEMENT CORPORATION,

Defendants.

CASE NO.: CLASS ACTION COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 JURY TRIAL DEMANDED

Plaintiff, by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1.    This action stems from a proposed transaction announced on October 26, 2017 (the “Proposed Transaction”), pursuant to which Gigamon Inc. (“Gigamon” or the “Company”) will be acquired by affiliates of private equity firm Elliott Management Corporation (“EMC”).

2.    On October 26, 2017, Gigamon’s Board of Directors (the “Board” or the “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Ginsberg Holdco, Inc. (“Newco”) and its wholly-owned subsidiary, Ginsberg Merger Sub, Inc. (“Merger Sub”), which were formed by an affiliate of EMC, Elliott Associates, L.P. (collectively, “Elliott”). Pursuant to the terms of the Merger Agreement, if Gigamon’s stockholders approve the Proposed Transaction, the Company’s stockholders will receive $38.50 in cash for each share they own.

3.    On November 13, 2017, defendants filed a preliminary proxy statement (the “Proxy Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.    The Proxy Statement omits material information with respect to the Proposed Transaction, which renders the Proxy Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Proxy Statement.

JURISDICTION AND VENUE

5.    This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

6.    This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.    Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Gigamon common stock.

9.    Defendant Gigamon is a Delaware corporation and maintains its principal executive offices at 3300 Olcott Street, Santa Clara, California 95054. Gigamon’s common stock is traded on the NYSE under the ticker symbol “GIMO.”

10.    Defendant Corey M. Mulloy (“Mulloy”) has served as a director of Gigamon since January 2010, and as Chairman of the Board since March 2013.

11.    Defendant Paul A. Hooper (“Hooper”) is Chief Executive Officer (“CEO”) of Gigamon and has served as a director of the Company since December 2012.

12.    Defendant Arthur W. Coviello, Jr. (“Coviello”) has served as a director of Gigamon since April 2017.

13.    Defendant Ted C. Ho (“Ho”) has served as a director of Gigamon since August 2014.

14.    Defendant John H. Kispert (“Kispert”) has served as a director of Gigamon since December 2013.

15.    Defendant Paul Milbury (“Milbury”) has served as a director of Gigamon since January 2014.

16.    Defendant Michael C. Ruettgers (“Ruettgers”) has served as a director of Gigamon since December 2010.

17.    Defendant Robert E. Switz (“Switz”) has served as a director of Gigamon since June 2015.

18.    Defendant Joan Dempsey (“Dempsey”) has served as a director of Gigamon since June 2016.

19.    Defendant Dario Zamarian (“Zamarian”) has served as a director of Gigamon since February 2017.

20.    The defendants identified in paragraphs 10 through 19 are collectively referred to herein as the “Individual Defendants.”

21.    Defendant Newco is a Delaware corporation and a party to the Merger Agreement.

22.    Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Newco, and a party to the Merger Agreement.

23.    Defendant Elliott Associates, L.P. is a fund that is affiliated with EMC, and formed Newco and Merger Sub for the purpose of completing the Proposed Transaction.

24.    Defendant EMC is a private equity firm and is affiliated with, and the ultimate parent of, Elliott Associates, L.P., Newco, and Merger Sub.

CLASS ACTION ALLEGATIONS

25.    Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Gigamon (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

26.    This action is properly maintainable as a class action.

27.    The Class is so numerous that joinder of all members is impracticable. As of October 25, 2017, there were approximately 37,328,845 shares of Gigamon common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

28.    Questions of law and fact are common to the Class, including, among others, whether defendants violated the 1934 Act and whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

29.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

31.    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

A.	Background of the Company and the Proposed Transaction

32.    Gigamon develops innovative solutions that deliver visibility and control of data-in-motion traversing enterprise, federal, and service provider networks. The Company’s “Visibility Platform” consists of a distributed system of nodes that enable an advanced level of visibility, modification, and control of network traffic. The Visibility Platform is comprised of physical appliances and virtual nodes that can be deployed in data centers, central offices, remote sites, virtual environments, private clouds, public clouds, and hybrid clouds.

33.    Gigamon’s Visibility Platform enables organizations to significantly improve their ability to secure, manage, and understand critical data-in-motion traversing their infrastructure. Enterprise and federal organizations can enhance their cyber-security posture by leveraging the power of network visibility to achieve a pervasive view within the perimeter of their IT infrastructure. Furthermore, IT departments can significantly increase the effectiveness, efficiency, and performance of their network management, analysis, and compliance tools. Moreover, using the Visibility Platform, mobile service providers can gain subscriber-level awareness across their infrastructure enabling them to improve services, increase revenue generating opportunities, and reduce operational costs.

34.    The Company’s “GigaSECURE Security Delivery Platform” enhances its Visibility Platform and is an architectural approach to streamline security operations by providing comprehensive infrastructure visibility that is specifically tuned to the needs of security tools, including those typically used by enterprises. The solution enables security teams and IT personnel to gain advanced visibility into their IT infrastructure by dynamically forwarding selected traffic of interest from network, server, and remote location infrastructure to security, management, analysis, and compliance tools in a manner optimized for specific uses or functions.

35.    In 2016, Gigamon extended its Visibility Platform into the public cloud with the Visibility Platform on Amazon Web Services (“AWS”). This cloud-native visibility solution enables organizations to obtain consistent visibility regardless of whether their infrastructure resides in the public cloud on-premise or a hybrid combination of the two. The Visibility Platform has been enhanced to provide mobile service providers with the ability to gain subscriber-aware visibility into their infrastructure. Gigamon’s solution allows service providers to correlate traffic to specific devices and subscribers and then deliver specifically selected subsets of that traffic to the multiple tool sets used in a typical mobile provider. Additional optimizations, including sampling and filtering can be executed on their network traffic, enabling a mobile provider to significantly reduce the cost of monitoring their networks.

36.    On October 26, 2017, the Board caused the Company to enter into the Merger Agreement, pursuant to which the Company will be acquired by Elliott.

The Proxy Statement Omits Material Information, Rendering It False and Misleading

37.    Defendants filed the Proxy Statement with the SEC in connection with the Proposed Transaction.

38.    The Proxy Statement omits material information with respect to the Proposed Transaction, which renders the Proxy Statement false and misleading.

39.    The Proxy Statement omits material information regarding the Company’s financial projections and the valuation analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Goldman Sachs & Co. LLC (“Goldman”).

40.    The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

41.    The Proxy Statement discloses certain Gigamon projections for non-GAAP (generally accepted accounting principles) metrics, including non-GAAP bookings, revenue, gross profit, net income, EBITDA, and unlevered free cash flow, but it fails to provide stockholders with the necessary line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures.

42.    To avoid misleading stockholders with non-GAAP financial measures in business combinations such as the Proposed Transaction, publicly traded companies must provide a reconciliation of the differences between the non-GAAP financial measures with the most comparable financial measures calculated and presented in accordance with GAAP. Indeed, defendants acknowledge the following in the Proxy Statement: “The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Gigamon’s consolidated financial statements prepared in accordance with GAAP. Gigamon’s management regularly uses Gigamon’s supplemental non-GAAP financial measures internally to understand and manage the business and forecast future periods.” As such, stockholders are entitled to the line item projections used to calculate the Company’s non-GAAP projections or a reconciliation of the non-GAAP projections to the most comparable GAAP measures.

43.    Further, the Proxy Statement indicates that, in performing its valuation analyses and rendering its fairness opinion, Goldman reviewed, among other things, “certain analyses prepared by the management of Gigamon related to the expected utilization of certain net operating loss carryforwards, as approved for Goldman Sachs’ use by Gigamon.” The Proxy Statement, however, fails to (but must) disclose the Company’s projected net operating loss carryforwards (“NOLs”) and the expected utilization of those NOLs.

44.    With respect to Goldman’s Illustrative Discounted Cash Flow Analysis, the Proxy Statement fails to disclose: (i) the definition and line items of the Company’s unlevered free cash flows for years 2017 through 2026; (ii) whether Goldman’s analysis accounted for the Company’s NOLs and potential synergies, and if so, the amount of NOLs and synergies accounted for in the analysis; (iii) the inputs and assumptions underlying the discount rate range of 16.5% to 18.5% used by Goldman in its analysis; and (iv) the terminal exit multiples implied by Goldman’s analysis.

45.    With respect to Goldman’s Illustrative Present Value of Future Share Price Analysis, the Proxy Statement fails to disclose: (i) the actual inputs and assumptions underlying the discount rate range of 16.5% used by Goldman in its analysis; and (ii) the perpetuity growth rates implied by Goldman’s analysis.

46.    With respect to Goldman’s Selected Transactions Analysis, the Proxy Statement fails to disclose the objective selection criteria used by Goldman, and the individual multiples and financial metrics for each of the transactions observed by Goldman in the analysis. Further, the Proxy Statement fails to disclose the identity of the “selected premia transactions” observed by Goldman in its analysis.

47.    Similarly, with respect to Goldman’s Selected Companies Analysis, the Proxy Statement fails to disclose the objective selection criteria used by Goldman, and the individual multiples and financial metrics for each of the companies observed by Goldman in the analysis.

48.    Further, the Proxy Statement fails to disclose whether Goldman calculated an implied value of the Company based on its Selected Companies Analysis. If Goldman did not, the Proxy Statement must disclose the reason Goldman chose not to do so. If Goldman did calculate the implied value of the Company, the Proxy Statement must disclose the results of its analysis. Notably, Goldman calculated an implied value of the Company in its Selected Transactions Analysis, which is the typical way to perform these market-based analyses.

49.    The omission of this material information renders the Proxy Statement false and misleading, including, inter alia, the following sections of the Proxy Statement: (i) “Fairness Opinion of Goldman Sachs & Co. LLC;” and (ii) “Management Projections.”

50.    The Proxy Statement omits material information regarding the background of the Proposed Transaction. The Company’s stockholders are entitled to an accurate description of the process the directors used in coming to their decision to support the Proposed Transaction.

51.    The Proxy Statement indicates that, in connection with the sales process run by the Board in 2017, “five strategic parties and nine financial sponsors entered into confidentiality agreements with the Company.” The Proxy Statement, however, fails to (but must) disclose whether the confidentiality agreements contained standstill and/or “don’t ask, don’t waive” provisions that are or were preventing those counterparties from submitting superior offers to acquire the Company. Notably, it is likely that such preclusive provisions do exist in light of the fact that Section 6.1 of the Merger Agreement requires that the Company enforce, and “not terminate, amend, modify, or intentionally release or intentionally waive any provision of any confidentiality or standstill agreement[●]” Simply put, stockholders would find it material that potentially interested parties are or were prevented from submitting topping bids to acquire the Company.

52.    Further, the Proxy Statement fails to disclose material information relating to potential conflicts of interest of the Company’s executive officers. In particular, the Proxy Statement fails to disclose whether there were any overtures or communications with any members of Gigamon management regarding future employment, and if so, the Proxy Statement must disclose all information regarding the timing and nature of those overtures or communications, including who participated in such communications.

53.    Notably, in the press release announcing the Proposed Transaction, an EMC partner, Jesse Cohn, stated that “[w]e look forward to working with the management team and employees of Gigamon to build on the Company’s leadership and extend its global relationships with customers and partners.” Additionally, a managing director of an EMC affiliated was quoted as saying: “Working alongside our team of operating executives, we look forward to supporting the Company to drive long-term growth through continued product development, investment in the Company’s large community of channel partners and exploring acquisitions to further bolster innovation.”

54.    Communications or overtures regarding post-merger employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders. Moreover, this information is necessary regardless of whether those overtures did or did not result in a formal discussions or agreements over the terms of post-merger employment.

55.    The omission of this material information renders the Proxy Statement false and misleading, including, inter alia, the following sections of the Proxy Statement: (i) “Background of the Merger;” and (ii) “Interests of Gigamon’s Directors and Executive Officers in the Merger.”

56.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Gigamon’s stockholders.

COUNT I

Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated

Thereunder Against the Individual Defendants and Gigamon

57.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

58.    The Individual Defendants disseminated the false and misleading Proxy Statement, which contained statements that, in violation of Section 14(a) of the 1934 Act and Rule 14a-9, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. Gigamon is liable as the issuer of these statements.

59.    The Proxy Statement was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the Proxy Statement.

60.    The Individual Defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

61.    The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the Proxy Statement and in other information reasonably available to stockholders.

62.    The Proxy Statement is an essential link in causing plaintiff and the Company’s stockholders to approve the Proposed Transaction.

63.    By reason of the foregoing, defendants violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder.

64.    Because of the false and misleading statements in the Proxy Statement, plaintiff and the Class are threatened with irreparable harm.

COUNT II

Claim for Violation of Section 20(a) of the 1934 Act Against the Individual Defendants

and Elliott

65.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

66.    The Individual Defendants and Elliott acted as controlling persons of Gigamon within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Gigamon and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

67.    Each of the Individual Defendants and Gigamon was provided with or had unlimited access to copies of the Proxy Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

68.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Proxy Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly in the making of the Proxy Statement.

69.    Gigamon also had direct supervisory control over the composition of the Proxy Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Proxy Statement.

70.    By virtue of the foregoing, the Individual Defendants and Gigamon violated Section 20(a) of the 1934 Act.

71.    As set forth above, the Individual Defendants and Gigamon had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.    Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.    Directing the Individual Defendants to file a Proxy Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.    Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.    Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.    Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: November 22, 2017	FARUQI & FARUQI, LLP

	By:	/s/ Benjamin Heikali
Benjamin Heikali, Bar No. 307466
OF COUNSEL:		10866 Wilshire Blvd., Suite 1470

Los Angeles, CA 90024
RIGRODSKY & LONG, P.A.	Tel.: (424) 256-2884
2 Righter Parkway, Suite 120	Fax: (424) 256-2885
Wilmington, DE 19803	Email: bheikali@faruqilaw.com
Tel.: (302) 295-5310
Fax: (302) 654-7530	Attorneys for Plaintiff

RM LAW, P.C.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312
Tel.: (484) 324-6800
Fax: (484) 631-1305

CERTIFICATION OF PLAINTIFF

I, Ted Sharpenter (“Plaintiff’), hereby declare as to the claims asserted under the federal securities laws that:

1.    Plaintiff has reviewed the complaint and authorizes its filing.

2.    Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiffs counsel or in order to participate in any private action.

3.    Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary. I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4.    Plaintiffs purchase and sale transactions in the Gigamon, Inc. (NYSE: GIMO) security that is the subject of this action during the class period is/are as follows:

PURCHASES
Buy Date	Shares	Price per Share
4/19/17	135	$34.75

SALES
Sell Date	Shares	Price per Share

Please list additional transactions on separate sheet of paper, if necessary.

5.    Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

6.    During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7.    Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 14th day of November, 2017.

/s/ Ted Sharpenter
Ted Sharpenter